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                                                                 EXHIBIT (A)(10)

              IN THE CHANCERY COURT OF MARSHALL COUNTY, TENNESSEE
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STANLEY GINKOWSKI and JEFF GRAU,             )
On Behalf of Themselves and All Others       )
Similarly Situated,                          )
                                             )
                       Plaintiffs,           )
Vs.                                          )      CASE NO. 11077
                                             )
INTERNATIONAL COMFORT PRODUCTS               )
CORP., RICHARD W. SYNDER, W. MICHAEL         )
CLEVY, RICHARD C. BARNETT, STANLEY M.        )
BECK, WILLIAM G. DAVIS, JOHN F. FRASER,      )
ROY T. GRAYDON, MARVIN G. MARSHALL,          )
ERNEST C. MERCIER, DAVID H. MORRIS,          )
DAVID A. RATTEE and WILLIAM A. WILSON,       )
                                             )
                         Defendants.         )
                                             )



                              MEMORANDUM OPINION
                              ------------------

        This case has been filed by two stockholders ("Plaintiffs"), residents of the State of Wisconsin, against International Comfort Products Corp. ("ICP") and twelve individual members of ICP's Board of Directors. The Plaintiffs seek to sue on behalf of a class of all of the public stockholders of ICP. The Board of ICP approved acquisition of all of the outstanding shares of ICP by a corporation not a party to this litigation. The Plaintiffs seek to enjoin the transaction, have the transaction rescinded, or recover damages in the event that the transaction is consummated. The Complaint alleges a breach of fiduciary duties on the part of the individual directors by a failure to obtain a "maximum price" for ICP's shares.

        Procedurally, the case is presently before this trial court on a Rule 12 motion filed by all Defendants following the filing of an Entry of Special Appearance on behalf of the Defendants for the limited purpose of challenging jurisdiction and venue. The Defendants argue that the trial
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court does not have subject matter jurisdiction and personal jurisdiction over the Defendants; that venue does not lie in Marshall County, Tennessee; that even if this trial court has jurisdiction, the court should decline to exercise it on the basis of forum non conveniens; and that the Complaint fails to state a cause of action against the Defendants.

        The Plaintiffs filed an Emergency Motion for a Temporary Restraining Order and a Motion for Limited Expedited Discovery. The Plaintiffs have not yet argued the former motion, but on July 9, 1999, the Plaintiffs argued the Motion for Expedited Discovery, and the Defendants argued some of their Rule 12 issues. It appeared to the court that the Defendants raised some serious issues as to whether this case is filed in the proper court, and it appeared that the expedited discovery sought by the Plaintiffs was extremely broad and would potentially be onerous and expensive for the Plaintiffs to provide. On the other hand, the court agreed with the Plaintiffs that delay in obtaining discovery could very well be tantamount to having no relief available to them at all, and some discovery was needed for the Plaintiffs to be able to respond to the Rule 12 motion.

        This court proposed, and the parties accepted, what could be characterized as a limited progression order dealing with the request for expedited discovery and providing for piecemeal decisions by this court on the various motions. First, the Plaintiffs were to propound discovery requests specific to the jurisdictional and venue issues, the parties were to seek agreement on a timetable for the responses to be provided, and a date was set (July 14, 1999) for a conference call among the parties on the scope of and timetable for response to expedited discovery. The Defendants also sent some discovery during the time allowed. No intervention by the trial court proved necessary, and most of the discovery was provided by each side with rather extraordinary promptness and cooperation. There were, inevitably, a few objections to the discovery sought.

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On July 16, 1999, the Defendants argued and reargued their Rule 12 issues, having filed affidavits in support of their positions on the jurisdictional and venue issues. The Plaintiffs were allowed to file written responses by July 17, 1999, by facsimile transmission. The Plaintiffs have filed affidavits of their own.

        The facts as they relate to the jurisdictional and venue issues appear to have emerged rather clearly and with little controversy in the parties' affidavits and in the informal stipulations made by counsel during the two arguments on the Rule 12 motion. Only in the interpretation of these facts do the parties disagree. ICP is a Canadian corporation, and the corporation proposing to buy ICP is a Canadian corporation. The majority of the Board of Directors of ICP must be Canadian under Canadian law, and in fact the majority are Canadian. Board meetings of ICP were held in Canada and in New York City. As previously stated, the individual Plaintiffs are residents of Wisconsin.

        ICP owns a subsidiary, International Comfort Products Holdings, Inc., which in turn owns ICP (USA), a Delaware corporation. That Delaware corporation has a manufacturing facility in Marshall County, Tennessee. ICP owns subsidiaries which have operations in various parts of the world, but the largest single manufacturing operation under the umbrella of ICP, a holding company, is in fact the Marshall County operation. In summary, the only actual connection between this litigation and Marshall County, Tennessee, is that Defendant ICP owns an asset (a subsidiary) which owns an asset (a subsidiary) which owns an asset (a plant) in Marshall County.

        The Plaintiffs make some broad generalizations about actions occurring in Marshall County leading up to the transaction, but a careful reading of the parties' affidavits and interrogatory responses reveals that there is no specific, sworn evidence to support the

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proposition that any allegedly tortious action actually took place in Marshall
County. The Affidavit of Stanley M. Beck describes in detail the actions leading up to and accomplishing the challenged transaction by ICP. Ten people were involved in the negotiations on behalf of ICP, members of the Special Committee of the Board, ICP's Canadian counsel, and ICP's New York financial advisors. All meetings were in Toronto, Canada, or New York City, and none in Tennessee. Five of the people involved were from Canada, four from New York, one from Pennsylvania, and none from Tennessee.

        The Plaintiffs do discuss the presence of a legal staff in Marshall County and the preparation of some documents there. However, it is unrefuted in the sworn testimony that these were ICP (USA) employees, not employees of ICP, and there is no evidence that these ICP (USA) employees accomplished the allegedly tortious pricing of ICP's shares. The presence of these employees in Marshall County only establishes that an asset of an asset of ICP had employees in Marshall County who produced information that employees of ICP later saw. There is no evidence to support the proposition that the separate existence of ICP and ICP (USA) was a sham, and these two corporations must be considered separate legal entities for purposes of deciding the jurisdictional and venue issues here.

        The first Rule 12 challenge to this trial court hearing this case is the issue of subject matter jurisdiction. The Plaintiffs argue that the chancery court has, from above, as it were, subject matter jurisdiction to hear cases involving an alleged breach of fiduciary duties and that this fact should end the inquiry into subject matter jurisdiction. The Defendants argue that Canadian law applies; that Canadian common law does not provide a remedy for shareholders against corporate directors; that, however, the oppression remedy of the Canadian Business Corporation Act, provides broad relief; that the CBCA requires that the relief be sought in
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specific Canadian courts; and that therefore this trial court does not have subject matter jurisdiction. The Plaintiffs argue that Tennessee law can be applied or that the Tennessee court can apply Canadian law.

        The Defendants direct the court's attention to the Delaware case of Taylor v. LSI Logic Corporation, 715 A.2d 837 (Del. 1998). In that case, a Delaware corporation sought to buy the shares of the minority stockholders of a Canadian corporation and to proceed with a reverse stock split as to the shares of those who did not voluntarily sell. The Delaware Supreme Court held that it did not have subject matter jurisdiction to hear the claim under Section 241 of the CBCA. The Delaware Supreme Court applied the provision in the CBCA which required that suit be brought in Canada. The Plaintiffs seek to distinguish this case on the grounds that the plaintiff in Taylor conceded that her only claim was under Section 241 of the CBCA, whereas the Plaintiffs in the case sub judice claim under Tennessee law.

        The Complaint did not allege the place of incorporation of ICP, and the Plaintiffs have not chosen to amend their Complaint even after the Defendants have repeatedly pointed out that defect. The Defendants argue that without an allegation of a place of incorporation, there is no law to govern the relationship between stockholders and corporate directors, and the Complaint here therefore fails to state a cause of action. That is probably technically correct but it is absolutely clear from the sworn evidence and the statements of counsel that ICP is a Canadian corporation. It is the holding of this trial court that therefore the laws of Canada, and only the laws of Canada, could govern the relationship between these parties.

        The parties have discussed the Bayberry and Amberjack cases, Tennessee conflict-of-laws cases, not cases directly involving subject matter jurisdiction. These cases do, however, support the proposition that the laws of the state of incorporation, or in this case, Canada, govern

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the internal affairs of corporations, unless another state has a more significant relationship. It is clear that the relationship between a corporation and its shareholders and that between directors and shareholders are internal affairs. It is also clear that there are few connections between this transaction and Tennessee and certainly not enough to create an exception to the internal affairs doctrine.

        The Plaintiffs argue that the mere fact that Canadian law may apply does not necessarily mean that a Tennessee court cannot apply it. The Plaintiffs cite caselaw for the proposition that merely because a state's statute declares that it can be enforced only in that state does not necessarily preclude another state from enforcing the statute. These cases deal with personal injury claims, where there was an underlying common law cause of action, however, and this trial court holds that where there is a unique statutory cause of action and no common law cause of action, then the cause of action must be enforced in the state that created the remedy, or in this case, in Canada. There is no subject matter jurisdiction in the Chancery Court of Marshall County, Tennessee, to hear this claim.

        The Plaintiffs have submitted additional evidence in the form of an SEC filing made on July 15, 1999, which revealed an agreement between stockholders agreeing to the sale and ICP for certain contractual matters between them to be decided based upon Tennessee law. The Plaintiffs here were not parties to this agreement, and the claims to which Tennessee law were to be applied were contractual rather than tort claims. This new information does not change the fact that the internal affairs doctrine holds that the law of Canada, the place of incorporation of ICP, must be applied.

        It likewise does not appear that venue is proper in Marshall County. No tort has been committed in Marshall County. No Defendant has actually been "found" in Marshall County.

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The individual upon whom the Complaint against ICP in Lewisburg was served was not an agent for service of process or a managing agent, and she was not even an employee of ICP, but rather was an employee of ICP (USA). Again, these corporations are separate legal entities. It would be simple enough to secure proper service on ICP for purposes of establishing personal jurisdiction, but it would be more difficult to "find" an appropriate individual in Marshall County.

        If this trial court had subject matter jurisdiction and venue were proper, this would still be a case that this court should not accept on the basis of forum non conveniens. The forum in which this case should be brought is in Canada. While the shareholders would have to seek permission to sue on behalf of the corporation, there is a statutory mechanism by which they could do so. There are numerous reasons, public and private, not to have this litigation in Marshall County. The most important witnesses concerning the transaction in dispute would be in Canada and New York, and the expense of their travel and the difficulty of compelling their appearance at trial argues against having this trial in Lewisburg. The Chancery Court of Marshall County is not an ideal forum in which to resolve a class action lawsuit potentially involving claims from across the country and beyond our national bounds. The mere fact that Canada does not have a common law remedy does not preclude application of the doctrine of forum non conveniens where, as here, there is a Canadian statutory remedy available to the Plaintiffs.

        The Complaint will be dismissed on the grounds set forth in this Memorandum Opinion. In the interest of expediting appellate review of this ruling, Hon. Matt Sweeney is directed to generate an order incorporating the Memorandum Opinion and to circulate it immediately by facsimile to the appropriate counsel to seek their approval of the wording. This court will then

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entertain any request from the Plaintiffs for assistance by the trial court in procuring the cooperation of everyone involved in securing prompt submission of the case for appellate review. If this is an adjudication of all issues in the case as to all parties, then Rule 9 procedures will not be necessary.


                                        Respectfully submitted,




                                        /s/ Lee Russell
                                        --------------------------------------
                                        LEE RUSSELL, CIRCUIT JUDGE
                                        Sitting as Chancellor, by interchange

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                            CERTIFICATE OF SERVICE
                            ----------------------

        I hereby certify that I have this date provided a true and exact copy by telephone facsimile transmission and/or by placing in the United States Mail, postage prepaid, to: Hon. George Barrett and Hon. Doug Johnston, BARRETT, JOHNSTON & PARSLEY, 217 Second Avenue North, Nashville, Tennessee 37201; Hon. Randall J. Baron and Hon. Darren J. Robbins, MILBERG, BERSHAD, HYNES & LERACH, 600 West Broadway, Suite 1800, San Diego, California 92101; Hon. Steven E. Cauley and Hon. Brian J. Robbins, LAW OFFICES OF STEVEN E. CAULEY, P.A., Suite 218, Cypress Plaza, 2200 N. Rodney Parham Road, Little Rock, Arkansas 72212; Hon. Walter W. Busssart, BUSSART & MEDLEY, 520 North Ellington Parkway, P. O. Box 2456, Lewisburg, Tennessee 37091-1456; Hon. Matthew J. Sweeney, III and Hon. Robb S. Harvey, TUKE YOPP & SWEENEY, PLC, NationsBank Plaza, Suite 1100, 414 Union Street, Nashville, Tennessee 37219; and Hon. Tristram Mallett, OSLER, HOSKIN & HARCOURT, Suite 1900, Toronto Dominion Square 333, 7th Avenue S.W., Calgary, Alberta T20 2ZI.

        This the 20th day of July, 1999.



                                        /s/ Lee Russell
                                        --------------------------------------
                                        LEE RUSSELL, CIRCUIT JUDGE
                                        Sitting as Chancellor, by interchange

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